

August 28, 2015

Steven B. Boehm, Esq.
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

Re: NorthStar Global Corporate Income Fund
        Registration Statement on Form N-2
        File Nos.: 333-206018; 811-23081

Dear Mr. Boehm:

    NorthStar Global Corporate Income Fund (the "Fund") filed a draft shelf registration statement on July 31, 2015 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. The Fund's name includes the term "global." Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See *Investment Company Names*, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. In addition, the Fund is part of a master-feeder structure, with NorthStar Global Corporate Income Master Fund being defined as the "Fund." Please revise the definitions to make that distinction clear.

3. Please explain in your response whether the CLO vehicles in which the Fund intends to invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7). Please explain to us why the Fund should not be subject to the same limits regarding investor qualifications (e.g. accredited investors and investment minimums) as registered funds of hedge funds and registered funds of private equity funds. We may have additional comments.

4. It is disclosed that the NSAM Adviser is a recently formed Jersey limited company that will be a registered investment adviser under the Advisers Act prior to commencement of the offering. In your response, please inform Staff about the status of the adviser's registration. Also, please see Item 9.2 of Form N-2 and provide all required disclosures (to the extent applicable).

5. The Registration Statement discloses that since 2011 an affiliate of the sub-adviser has been under investigation by the SEC and the DOJ for possible FCPA violations. Has counsel determined there is no material risk to the Fund and that the investigation and possible sanctions against the affiliate would not have an adverse effect on Fund operations, for example resulting in changes in the sub-adviser's personnel?

6. Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement. In particular, please inform the Staff if the registrant intends to request exemptive relief from various provisions of the 1940 Act in order or issue multiple classes of shares.

7. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

8. In various places in the Registration Statement, it is disclosed that the Fund may purchase and sell a variety of derivatives instruments. In these sections and in the sections discussing the Fund's investment strategy, please specifically describe the Fund's use of derivatives in a manner customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

9. Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

---

[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Cover Page

10. In the first bullet, please explain that the share repurchase program may be terminated at any time.

11. The second bullet describes a potential liquidity event. Please include a statement that the NSAM Adviser faces conflicts of interest relating to the timing of such potential event, for example because such liquidity event will result in the termination of fee income payments to the adviser. Please describe all applicable conflicts in the appropriate sections of the Registration Statement.

12. The fifth bullet explains that distributions may result from expense reimbursements from the adviser and the sub-adviser, which would be subject to repayment by the Fund. Please provide the expense reimbursement agreement for review by Staff. Please provide your analysis confirming that such agreement contains conditions on the adviser's and sub-adviser's ability to receive recoupment of previously waived fees and/or reimbursed expenses in accordance with the "*Investment Companies Industry Developments – 2013/2014*" Audit Risk Alter of the American Institute of Certified Public Accountants.

13. In the pricing table, please include a separate line item for the amount of estimated organization and offering expenses to be paid by the Fund. Please clarify that such expenses will be borne indirectly by shareholders. Given that the Registration Statement indicates a multi-class structure, please include pricing information for both classes and clarify which particular class is being offered pursuant to the Registration Statement.

14. In the "Securities Offered" subsection, please clarify if investor funds will be deposited in an interest bearing escrow account. Please explain under what conditions an investor may rescind a purchase order.

15. It is disclosed that NorthStar affiliates may purchase shares pursuant to the Distribution Support Agreement and that such purchases will be counted towards meeting the Minimum Offering Requirement. Please provide your analysis as to whether such purchases meet the requirements of Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934.

16. Please disclose that purchasers in the initial offering will experience immediate dilution. Include additional discussion in the appropriate section of the prospectus that discusses the dilutive effect of the offering on immediate purchasers and cross-reference to that section on the Cover Page.

Summary of Terms

Page 1

17. The Summary of Terms contains lengthy disclosure regarding the adviser's and sub-adviser's management of other investment companies and expertise developed in

operating such companies, including claims that past results demonstrate proven ability to raise and deploy capital. Such disclosures are potentially misleading and not sufficiently relevant to be included in the Summary of Terms section. Further, it is stated that NorthStar "has become a leading sponsor of alternative investment programs." Please explain the basis for this claim. Similar statements regarding the adviser's and/or sub-adviser's sophistication, experience and successful execution of unrelated investment strategies should also be removed.

Page 4

18. With respect to the sub-adviser, it is stated that the NSAM Adviser has the ability to override and reverse investment decisions made by the sub-adviser. In your response, please explain to the Staff under what circumstances this may occur.

Page 6

19. The "Portfolio Composition" subsection states that the Fund "may hold select positions in equity securities … that the Fund receives in exchange for its credit instruments as part a reorganization process." Does the principal strategy contemplate investments in defaulted or partially defaulted debt? If so, please make corresponding changes to the relevant sections describing the Fund's principal investment strategy.

20. It is disclosed that the Fund intends to invest its "excess funds" in money market instruments, commercial paper, certificates of deposit and bankers' acceptances, among other instruments." Please explain what constitutes "excess funds."

Page 8

21. In the "Market Opportunities" subsection, the disclosure states that between 2015 and 2021, "over $2 trillion of U.S. and European corporate credit maturities are anticipated to come due." Please cite the source of this information.

Page 9

22. In the "Management and Incentive Fees" subsection, it is disclosed that the Management Fee is calculated on the Fund's average gross assets, excluding cash and cash equivalents but including assets directly and indirectly using leverage. Please explain to the Staff how built-in leverage that is obtained through the use of derivatives will be treated for the purposes of calculating the management fee. We may have additional comments.

Page 10

23. With respect to the Fund Administration Agreement, it is disclosed that the NSAM Adviser will be reimbursed for administration expenses, including compensation payable by NorthStar to the Fund's chief financial officer, chief compliance officer, treasurer secretary and other administrative personnel, and that the funds will also reimburse the

NSAM Adviser for "routine non-compensation overhead expenses." In your response, please explain how compensation payable to the funds' executive officers will be determined, *i.e.*, whether the funds will be allocated a portion of costs associated with compensation paid to executive officers and other administrative personnel. Please describe the "routine non-compensation overhead expenses" for which the funds are responsible. We may have additional comments.

Page 17

24. In the "Conflicts of Interest" subsection, please add a bullet to disclose conflicts associated with the use of leverage, specifically that the Management Fee and Incentive Fee incentivize the adviser and sub-adviser to make and recommend speculative investments and to incur leverage.

Page 22

25. In the subsection detailing risks related to the Fund's investment in rated or unrated securities, please clarify that the Fund intends to invest in below investment grade securities and explain that such securities are often referred to as "junk."

26. With respect to risks related to the Fund's investments in CLOs, please include additional disclosure discussing risks related to equity and junior debt tranches of CLOs. Please highlight the special risks associated with investing in such instruments; e.g. that such investments are highly levered, that they may be riskier and less transparent than direct investments in underlying loans, that they may be illiquid, that the Fund will have limited control over the CLO vehicles, etc.

27. The disclosure states that investments in foreign securities "may involve significant risks in addition to risks inherent in U.S. investments." Please explain what those risks are.

Page 23

28. With respect to risks associated with investments in original issue discount securities, please also explain that income from such investments will be used in determining whether the Fund has met its hurdle rate, which in turn may allow the adviser to receive fee income under the "catch-up" provision even though the Fund has not received cash income.

29. It is disclosed that "certain investments" may expose the Fund to counterparty risk. Please explain which types of investments specifically give rise to such risk.

Page 24

30. The disclosure states that the NSAM Adviser, the sub-adviser and their respective affiliates, including executive officers and some of the trustees, "will face conflicts of interest caused by compensation arrangements with the Trust and its affiliates." Please

explain how such compensation arrangements give rise to conflicts with respect to each category of persons listed.

Summary of Fees and Expenses

Page 26

31. In footnote 5, please explain how the "catch-up" component of the Incentive Fee is calculated. Please remove the last sentence referring to the expense example.

32. Please explain whether interest and dividend expenses associated with short positions are included in the fee table.

Page 28

33. Please include a clarifying statement that because the expense example assumes a 5% annual return, as required by the SEC, that no incentive fee payments are reflected in the example. See Comment 30 above.

The Adviser

Page 30

34. The disclosure refers to a NorthStar operated publicly-traded REIT that has produced 20% annual return for shareholders since 2004. Please remove the disclosure since the Fund and the REIT have materially different investment strategies, which means that the investment results of the two investment vehicles do not correlate. See Comment 16 above.

Use of Proceeds

Page 30

35. The Cover Page states that it is expected that proceeds from the offering are going to be used to pay distributions. Please include a similar discussion of anticipated use of proceeds in this section as well.

Investment Objectives and Strategies

Page 38

36. The "Market Opportunity" subsection includes a discussion of individual country GDP growth rates and inflation rates for 2014, citing Bloomberg Finance L.P. as a source. Please include more recent information about growth and inflation rates, if available, and a discussion of recent market conditions.

Page 42

37. The discussion regarding CLO securities, and CLO equity tranches specifically, includes a claim that "CLO equity is expected to face decreased risks in a rising rate environment." What is this claim based on? Is there any historical data regarding the performance of CLO equity tranches in a rising interest rate environment?

Types of Investments and Related Risks

Page 56

38. In the "Senior Loan Risk" subsection, it is disclosed that "the Fund will typically acquire senior loans through assignments." Please revise the relevant sections of the Registration Statement relating to the Fund's principal investment strategy, as well as those detailing Fund risks, to reflect this component of the Fund's strategy.

Management of the Trust and the Fund

Page 76

39. Please explain whether the Nominating and Corporate Governance Committee would consider nominees proposed by shareholders; please explain whether there are any restrictions or requirements for shareholder nominees and describe the procedures for such submissions generally.

Management and Incentive Fees

Page 89

40. Please provide examples of incentive fee calculations for the following scenarios: (1) if the hurdle rate is not met, (2) if the hurdle rate is met but the "catch up" provision is not fully satisfied, and (3) if the hurdle rate and the "catch-up" are satisfied.

*   *   *   *   *   *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

Asen Parachkevov
Attorney Adviser